UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33335

SPECTRUM MANAGEMENT HOLDING COMPANY, LLC

(Exact name of registrant as specified in its charter)

(as successor in interest to

TIME WARNER CABLE INC.)

400 Atlantic Street

Stamford, Connecticut 06901

(203) 905-7801

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

5.750% Notes due 2031

5.250% Notes due 2042

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, Spectrum Management Holding Company, LLC (successor in interest to Time Warner Cable Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SPECTRUM MANAGEMENT HOLDING COMPANY, LLC (successor in interest to TIME WARNER CABLE INC.)

By:	/s/ Kevin D. Howard
Kevin D. Howard
Senior Vice President – Finance, Controller and Chief Accounting Officer

Date: June 1, 2016